NO ACT

DC
PE
12-20-10



Act: 1934
Section: 15D
Rule:
Public
Availability: 1-13-2011

January 13, 2011


Received SEC
JAN 13 2011
Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mexican Restaurants, Inc.
Incoming letter dated December 20, 2010

Based on the facts presented, the Division will not object if Mexican Restaurants stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended January 2, 2011. In reaching this position, we note that Mexican Restaurants has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Mexican Restaurants will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-K for the year ended January 2, 2011.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Kim McManus
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 13, 2011

Mail Stop 4561

Kent Jamison
Locke Lord Bissell and Liddell LLP
Attorneys and Counselors
2200 Ross Avenue, Suite 2200
Dallas, Texas 75201

Re: Mexican Restaurants, Inc.

Dear Mr. Jamison:

In regard to your letter of December 20, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

2200 Ross Avenue, Suite 2200
Dallas, Texas 75201
Telephone: 214-740-8000
Fax: 214-740-8800
www.lockelord.com

Locke Lord Bissell & Liddell LLP

Attorneys & Counselors

Kent Jamison
Direct Telephone: 214-740-8416
Direct Fax: 214-756-8416
kjamison@lockelord.com

December 20, 2010

Section 12(g)
Section 13(a)
Section 15(d)
Rule 12g-4
Rule 12h-3

By E-Mail

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
e-mail:cfletters@sec.gov

Re: Mexican Restaurants, Inc. (Commission File No. 000-0-28234)

Ladies and Gentlemen:

On behalf of Mexican Restaurants, Inc., a Texas corporation (the "Company"), we are writing to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs in our view that the updating of the Company's registration statements on Form S-8 pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act") during the fiscal year ending January 2, 2011 would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its obligation to file with the Commission periodic and current reports required under Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, including its Form 10-K Annual report for the fiscal year to end January 2, 2011. Alternatively, we hereby request that the Commission use its discretionary authority under Section 12(h) of the Exchange Act to exempt the Company from the requirement to file the Form 10-K for the year ending January 2, 2011 and any other reports required by Section 15(d) for the year ending January 2, 2011.

Background

The Company operates and franchises Mexican-theme restaurants in various locations in Texas, Louisiana and Oklahoma. A Texas corporation, the Company was founded in February 1996 as Casa Olé Restaurants, Inc. and operates as a holding company conducting substantially all of its operations through its subsidiaries. Shares of the Company's Common Stock are currently quoted on the OTC Market under the ticker symbol "CASA." The Company has a 52/53 week fiscal year, ending on the Sunday nearest December 31. As of December 14, 2010 the Company had outstanding 3,413,099 shares of its Common Stock, held by record by approximately 45 shareholders. The Company is current in all of its periodic reports through the date of this letter, having filed its Form 10-Q for the quarter ended October 3, 2010 on November 17, 2010. The Company's next periodic report, its Form 10-K for its fiscal year ending January 2, 2011, is due to be filed with the Commission on or before April 2, 2011. The Company's Common Stock is registered under Section 12 of the Exchange Act and constitutes the only class of securities (equity or debt) of the Company that is required to be registered under Section 12 of the

Exchange Act. The Company has issued no other class of securities subject to the requirements of Section 15(d) of the Exchange Act.

In April 1996, the Company completed its initial public offering of 2,300,000 shares of its Common Stock, par value $.01 per share ("Common Stock"), including the exercise of the underwriters' over-allotment option. Upon consummation of the Company's initial public offering, it became subject to reporting obligations pursuant to Section 15(d) of the Exchange Act. On April 17, 1996 the Company filed a Form 8-A with the Commission to register the Common Stock under Section 12(g) of the Exchange Act, and upon effectiveness of the Form 8-A the Company became subject to the reporting obligations under Section 13(a) of the Exchange Act and listed on the Nasdaq National Market. In 2006, when the Nasdaq Stock Market became a national securities exchange, the Company's Stock was automatically registered under Section 12(b) of the Exchange Act. The Company's Common Stock traded under the symbol "CASA" from April 1996 until September 17, 2003, at which time it became listed on Nasdaq's Capital Market.

On October 29, 2010 the Company announced via press release and Form 8-K filing that its board of directors had approved the delisting of its Common Stock on Nasdaq. Subsequently, on November 8, 2010, the Company notified Nasdaq of its intent to voluntarily delist the Common Stock from Nasdaq and filed its Form 25 with the Commission pursuant to the Exchange Act Rule 12d2-2(c) to notify the Commission of its withdrawal of the Common Stock from listing on Nasdaq and to withdraw the Common Stock from registration under Section 12(b) of the Exchange Act.

The Company's Common Stock was delisted from Nasdaq prior to the market opening on November 15, 2010, and at such time the Company's duty to file reports under Section 13(a) of the Exchange Act solely due to the registration of the Common Stock under Exchange Act Section 12(b) was suspended pursuant to Rule 12d2-2(d) under the Exchange Act.

Upon the suspension of the Company's reporting obligations under Section 12(b) of the Exchange Act, the Company's reporting obligations under Exchange Act Section 12(g) were automatically revived. The Company intends to file a Form 15 to deregister the Common Stock and suspend its duty to file reports under Section 12(g) of the Exchange Act. The suspension of the Company's reporting obligations under Section 12(g) of the Exchange Act will automatically revive the Company's reporting obligations under Section 15(d) of the Exchange Act. Absent the relief herein, Exchange Act Section 15(d) would continue to require the Company to continue its Commission reporting obligations until it files its Annual Report on Form 10-K for the fiscal year ending January 2, 2011 since the Company's registration statements on Form S-8 were automatically updated upon the filing of the Company's Annual Report on Form 10-K for the fiscal year that ended January 3, 2010. The Company is not otherwise contractually obligated to file reports with the Commission under the Exchange Act.

Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to file a Form 15 pursuant to Rule 12g-4(a)(1) and Rule 12h-3 to discontinue its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act, respectively, prior to the due date for the Company's Form 10-K for the Company's fiscal year ending January 2, 2011. Subsequent to filing the Form 15, the Company will not file any further annual or quarterly reports with the Commission, including such Form 10-K, unless it has more than 300 holders of record of the Common Stock on the first day of any subsequent fiscal year.

2200 Ross Avenue, Suite 2200
Dallas, Texas 75201
Telephone: 214-740-8000
Fax: 214-740-8800
www.lockelord.com

Locke Lord Bissell & Liddell LLP

Attorneys & Counselors

Kent Jamison
Direct Telephone: 214-740-8416
Direct Fax: 214-756-8416
kjamison@lockelord.com

December 20, 2010

Section 12(g)
Section 13(a)
Section 15(d)
Rule 12g-4
Rule 12h-3

By E-Mail

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
e-mail:cfletters@sec.gov

Re: Mexican Restaurants, Inc. (Commission File No. 000-0-28234)

Ladies and Gentlemen:

On behalf of Mexican Restaurants, Inc., a Texas corporation (the "Company"), we are writing to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs in our view that the updating of the Company's registration statements on Form S-8 pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act") during the fiscal year ending January 2, 2011 would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its obligation to file with the Commission periodic and current reports required under Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, including its Form 10-K Annual report for the fiscal year to end January 2, 2011. Alternatively, we hereby request that the Commission use its discretionary authority under Section 12(h) of the Exchange Act to exempt the Company from the requirement to file the Form 10-K for the year ending January 2, 2011 and any other reports required by Section 15(d) for the year ending January 2, 2011.

Background

The Company operates and franchises Mexican-theme restaurants in various locations in Texas, Louisiana and Oklahoma. A Texas corporation, the Company was founded in February 1996 as Casa Olé Restaurants, Inc. and operates as a holding company conducting substantially all of its operations through its subsidiaries. Shares of the Company's Common Stock are currently quoted on the OTC Market under the ticker symbol "CASA." The Company has a 52/53 week fiscal year, ending on the Sunday nearest December 31. As of December 14, 2010 the Company had outstanding 3,413,099 shares of its Common Stock, held by record by approximately 45 shareholders. The Company is current in all of its periodic reports through the date of this letter, having filed its Form 10-Q for the quarter ended October 3, 2010 on November 17, 2010. The Company's next periodic report, its Form 10-K for its fiscal year ending January 2, 2011, is due to be filed with the Commission on or before April 2, 2011. The Company's Common Stock is registered under Section 12 of the Exchange Act and constitutes the only class of securities (equity or debt) of the Company that is required to be registered under Section 12 of the

Exchange Act. The Company has issued no other class of securities subject to the requirements of Section 15(d) of the Exchange Act.

In April 1996, the Company completed its initial public offering of 2,300,000 shares of its Common Stock, par value $.01 per share ("Common Stock"), including the exercise of the underwriters' over-allotment option. Upon consummation of the Company's initial public offering, it became subject to reporting obligations pursuant to Section 15(d) of the Exchange Act. On April 17, 1996 the Company filed a Form 8-A with the Commission to register the Common Stock under Section 12(g) of the Exchange Act, and upon effectiveness of the Form 8-A the Company became subject to the reporting obligations under Section 13(a) of the Exchange Act and listed on the Nasdaq National Market. In 2006, when the Nasdaq Stock Market became a national securities exchange, the Company's Stock was automatically registered under Section 12(b) of the Exchange Act. The Company's Common Stock traded under the symbol "CASA" from April 1996 until September 17, 2003, at which time it became listed on Nasdaq's Capital Market.

On October 29, 2010 the Company announced via press release and Form 8-K filing that its board of directors had approved the delisting of its Common Stock on Nasdaq. Subsequently, on November 8, 2010, the Company notified Nasdaq of its intent to voluntarily delist the Common Stock from Nasdaq and filed its Form 25 with the Commission pursuant to the Exchange Act Rule 12d2-2(c) to notify the Commission of its withdrawal of the Common Stock from listing on Nasdaq and to withdraw the Common Stock from registration under Section 12(b) of the Exchange Act.

The Company's Common Stock was delisted from Nasdaq prior to the market opening on November 15, 2010, and at such time the Company's duty to file reports under Section 13(a) of the Exchange Act solely due to the registration of the Common Stock under Exchange Act Section 12(b) was suspended pursuant to Rule 12d2-2(d) under the Exchange Act.

Upon the suspension of the Company's reporting obligations under Section 12(b) of the Exchange Act, the Company's reporting obligations under Exchange Act Section 12(g) were automatically revived. The Company intends to file a Form 15 to deregister the Common Stock and suspend its duty to file reports under Section 12(g) of the Exchange Act. The suspension of the Company's reporting obligations under Section 12(g) of the Exchange Act will automatically revive the Company's reporting obligations under Section 15(d) of the Exchange Act. Absent the relief herein, Exchange Act Section 15(d) would continue to require the Company to continue its Commission reporting obligations until it files its Annual Report on Form 10-K for the fiscal year ending January 2, 2011 since the Company's registration statements on Form S-8 were automatically updated upon the filing of the Company's Annual Report on Form 10-K for the fiscal year that ended January 3, 2010. The Company is not otherwise contractually obligated to file reports with the Commission under the Exchange Act.

Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to file a Form 15 pursuant to Rule 12g-4(a)(1) and Rule 12h-3 to discontinue its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act, respectively, prior to the due date for the Company's Form 10-K for the Company's fiscal year ending January 2, 2011. Subsequent to filing the Form 15, the Company will not file any further annual or quarterly reports with the Commission, including such Form 10-K, unless it has more than 300 holders of record of the Common Stock on the first day of any subsequent fiscal year.

The Common Stock is the only class of securities (equity or debt) outstanding and the only class of securities that has been registered or required to be registered under Section 12 of the Exchange Act or subject to a reporting obligation under Section 15(d) of the Exchange Act.

The Company is current in all of its periodic and current reports through the date of this letter. The Company will file with the Commission all required periodic and current reports until the date the Company files with the Commission its Form 15 to discontinue its reporting obligations under the Exchange Act.

Registration Statements

The Company has on file with the Commission the following registration statements (collectively, the "Registration Statements") under the Securities Act:

• *Form S-8 (File No.* 333-22271, *filed and effective February 24, 1997)*: This registration statement (the "1997 Registration Statement") registered 620,000 shares of the Company's Common Stock for issuance under the Casa Olé Restaurants, Inc. 1996 Long Term Incentive Plan, the Casa Olé Restaurants, Inc. Manager's Stock Option Plan and the Casa Olé Restaurants, Inc. Stock Option Plan for Non-Employee Directors (the "1996 Plans"). Participation in the 1996 Plans was open to the employees, officers, directors and consultants of the Company or its affiliates, as selected by the Compensation and Stock Option Committee of the Company's board of directors from time to time. The 1996 Plans allowed for stock options, stock appreciation rights, stock awards and performance awards to be granted. The Compensation and Stock Option Committee determined the prices, vesting schedules, expiration dates and other material conditions upon which such awards may be exercised. The last sale under this 1997 Registration Statement took place in the Company's 2008 fiscal year that ended December 28, 2008.

• *Form S-8 (File No.* 333-130053, *filed and effective December 1, 2005):* This registration statement (the "2005 Registration Statement") registered 350,000 shares of the Company's Common Stock for issuance under the Mexican Restaurants, Inc. 2005 Long Term Incentive Plan (the "2005 Plan"). Participation in the 2005 Plan is open to all employees, officers and consultants of the Company or its affiliates, as may be selected by the Compensation and Stock Option Committee from time to time. The 2005 Plan allows for stock options, stock appreciation rights, stock awards and performance awards to be granted. The Compensation and Stock Option Committee determines the prices, vesting schedules, expiration dates and other material conditions upon which such awards may be exercised. The last sale under this 2005 Registration Statement took place in the Company's 2008 fiscal year that ended December 28, 2008.

The two registration statements on Form S-8 identified above were automatically updated in 2010 pursuant to Section 10(a)(3) of the Securities Act upon the filing of the Company's Annual Report on Form 10-K for its fiscal year ended January 3, 2010. As a result of the filing and automatic updating of the registration statements on Form S-8, the Company has reporting obligations under Section 15(d) of the Exchange Act.

On November 16, 2010 the Company filed a post-effective amendment on Form S-8 to the 2005 Registration Statement to deregister all securities remaining unsold under the 2005 Registration Statement, and on December 16, 2010 the Company filed a post-effective amendment on Form S-8 to the 1997 Registration Statement to deregister all securities remaining unsold under the 1997 Registration

Statement, and those post-effective amendments are effective. No shares of Common Stock have been issued or sold under any of such Registration Statements during 2009 or 2010.

Discussion

Pursuant to Rule 12g-4(a) under the Exchange Act, an issuer is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission that such class of securities is held of record by less than 300 persons. The issuer's duty to file any reports required under Section 13(a) is suspended immediately upon the filing of the necessary certification on Form 15. Since the Company satisfies the requirements of Rule 12g-4(a), the Company is currently eligible to deregister its Common Stock under Section 12(g) of the Exchange Act.

However, Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder render the suspension to file reports inapplicable to any class of securities for a fiscal year in which a registration statement relating to that class of securities became effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. As such, a literal interpretation of Rule 12h-3(c) would prevent the Company from suspending its duty under Section 15(d) to file reports required by Section 13(a), despite satisfying Rule 12h-3(a) and (b), because the Company's Annual Report on Form 10-K, filed with the Commission on April 1, 2010 with respect to its 2009 fiscal year, had the technical effect of updating the 1997 Registration Statement and the 2005 Registration Statement by reference under Section 10(a)(3).

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). See *also* Tix Corporation (available November 3, 2010); Craftmade International, Inc. (available January 27, 2010); DATATRAK International, Inc. (available August 12, 2009); Neuro-Hitech, Inc. (available July 30, 2009); and I.C. Isaacs & Company, Inc. (available August 13, 2008). As noted above, on November 16, 2010 and December 16, 2010, the Company filed post-effective amendments to the Registration Statements to deregister any Company securities that remained unsold thereunder; the post-effective amendments became effective immediately upon filing. Accordingly, no investors are able to purchase securities pursuant to these Registration Statements, and so the protection of Section 15(d) will no longer be necessary for potential purchasers. The Staff has also concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. See *e.g.,* Tix Corporation (available November 3, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); and I.C. Isaacs & Company, Inc. (available August 13, 2008).

In the Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number of public stockholders are involved. See *e.g.,* PureDepth, Inc. (available March 8, 2010); Silverstar Holdings, Ltd. (available May 15, 2009); InterLink Electronics, Inc. (available March 26, 2009); Questar Assessment, Inc. (available June 13, 2008); and Planet Technologies, Inc. (available February 7, 2008). The Company satisfies each of the elements set forth in Rule 12h-3 for suspension of its reporting obligations under Section 15(d): (i) in accordance with Rule 12h-3(a), the Company has filed all reports required by Section 13(a) for its three most recent fiscal years and for the interim periods in its current fiscal year, and (ii) in accordance with Rule 12h-3(b)(1)(i), the Company has fewer than 300 shareholders of record (45 as of December 14, 2010). The Staff has granted no-action relief and permitted issuers to file a Form 15 in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. See *e.g.,* Tix Corporation (available November 3, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); and I.C. Isaacs & Company, Inc. (available August 13, 2008).

Management has estimated that the Company's annual cost relating to its Commission reporting obligations is approximately $500,000. The Company believes that the financial and other costs and management efforts that it currently bears with respect to the preparation of these reports far outweigh the benefits thereof, which are limited in part due to the nature of the Company's shareholder base. Such burdens and efforts are disproportionate to the number of record holders and to the benefits to be derived given both the limited number of non-affiliated shareholders and the extremely limited trading activity in the Common Stock. Based on public filings, more than 62% of the Common Stock is beneficially held by nine individuals, all of whom are Company officers, directors or employees, and as of December 14, 2010 there were 45 shareholders of record. The average daily trading volume in the Common Stock for the 2010 fiscal year (to date) was approximately 4,325 shares and such daily trading volume for the Company's 2009 fiscal year was 1,730 shares.

In determining to suspend the Company's duty to file periodic and current reports under Sections 13(a) and 15(d) of the Exchange Act, the Company's board of directors concluded that the financial burdens of continued registration and periodic reporting outweighed the benefits. The Company reported a net loss of $949,712 for the nine months ended October 3, 2010 and net losses of $849,000 and $3.9 million for its 2009 and 2008 fiscal years, respectively. The Company believes that the funds spent to prepare and file the Form 10-K and other required periodic and current reports and to otherwise ensure compliance with the Commission's rules and regulations, and the legal and administrative time spent in connection with these reports and compliance matters, could be used more effectively and in a manner more accretive to the Company's shareholders by devoting such funds and attention to internal projects intended to increase shareholder returns. Under the circumstances, the financial and other costs associated with preparing and filing the Form 10-K and other required periodic and current reports are unnecessary and excessively burdensome, particularly in light of the relatively limited benefits that the Company's shareholders and the investing public are likely to receive through its filings.

Furthermore, since 1996, the Company has not utilized the capital markets to raise money through a registered offering. In addition, options to purchase shares of the Common Stock pursuant to the employee stock incentive plans ("Options") covered by the registration statements on Form S-8 identified above are currently held by 22 persons, all of whom are current officers, employees and/or directors of the Company. All such Options are currently set at exercise prices that are higher than the price at which the Common Stock is currently trading. Furthermore, no Options have been exercised during the current fiscal year to date (or in the 2009 or 2008 fiscal years). Notwithstanding the termination of the Registration Statements on Form S-8 identified above, the holders of Options will not be disadvantaged by the absence of the Form 10-K or any other periodic report under the Exchange Act because, as Company officers, employees and directors, they have access to information about the Company and the ability to ask questions of executive officers prior to making a decision to exercise any Options. Thus, these persons will be able to monitor the Company's performance and make informed investment decisions.

Accordingly, it is the Company's view that the benefit to the current shareholder base and to those persons holding Options under the employee stock incentive plans is outweighed by the excessive cost to the Company of being required to file the Form 10-K and other periodic and current reports.

After the filing of the Form 15, issuance of securities pursuant to the Company's employee stock incentive plans will comply with Rule 701 of the Securities Act. Rule 701 exempts from the registration requirements under the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act. The Company's employee stock incentive plans satisfy the eligibility requirements of Rule 701, and upon the effectiveness of the Form 15 certification, the Company will become eligible as an issuer to utilize the exemption under Rule 701. Securities issued under Rule 701 will be restricted securities as defined in Securities Act Rule 144, as provided by Rule 701(g). Therefore, the resale of shares acquired upon the exercise of such options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. Accordingly, the Company acknowledges, and will advise all of its option holders that the resale of shares acquired upon the exercise of such options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. *See, e.g.,* Tix Corporation (available November 3, 2010); I.C. Isaacs & Company, Inc. (available August 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

Conclusion

We respectfully request, for the foregoing reasons and on behalf of the Company, that the Staff confirm that it concurs with the Company's view that the updating of the Company's Registration Statements on Form S-8 pursuant to Securities Act Section 10(a)(3) during the year ending January 2, 2011 would not preclude the Company from utilizing Exchange Act Rule 12h-3 to suspend the Company's duty to file periodic and current reports under Section 15(d) of the Exchange Act for the fiscal year ending January 2, 2011. Alternatively, we hereby request that the Commission use its discretionary authority under Section 12(h) of the Exchange Act to exempt the Company from the requirement to file such periodic and current reports.

Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company will file a Form 15 certification requesting simultaneously the termination of its registration of its Common Stock under Section 12(g) of the Exchange Act and the suspension of its obligations to file periodic and current reports under Section 13(a) and Section 15(d) of the Exchange Act.

The Company acknowledges that, if on the first day of any subsequent fiscal year there are more than 300 holders of record of its Common Stock, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d), as provided in Exchange Act Rule 12h-3.

If the Staff has any questions with respect to this request or requires additional information, please contact John McKnight (jmcknight@lockelord.com; 214-740-8675) or the undersigned (kjamison@lockelord.com; 214-740-8416). In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting a copy of this letter by email.

Very truly yours,

/s/ Kent Jamison

Kent Jamison